Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

January 30, 2025	Client-Matter: 70244-031

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky

Re:	NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted January 3, 2025 CIK No. 0001979414

Dear Ms. Christine Torney, Ms. Lynn Dicker, Mr. Tyler Howes and Mr. Joshua Gorsky:

On behalf of our client, NeOnc Technologies Holdings, Inc. (the “Company”), we hereby file Amendment No. 1 to the Company’s Form S-1 (the “Registration Statement”). The Registration Statement is filed to provide responses to oral comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 as submitted with the Commission on January 3, 2025. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Registration Statement, and terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

[Cover Page]

1.	Please remove the following sentence from the front cover of the Prospectus “….. in accordance with the requirements of Regulation M, the Advisor will not effect any sales of shares of common stock to be issued to it by the Company until at least five trading days after the effective date of the direct listing.”

Response: Further to the Staff’s request, the aforementioned sentence has been removed from the front cover of the Prospectus.

2.	Please change the front cover of the Prospectus to indicate the correct number of shares to be sold further to the Registration Statement.

Response: Further to the Staff’s request, the front cover of the Prospectus has been revised to indicate the correct number of shares to be sold further to the Registration Statement.

3.	If correct, please indicate that the shares sold further to the private placement are being registered and sold further to the Registration Statement.

Response: Further to the Staff’s request, the Prospectus has been revised to indicate that the shares sold further to the private placement are being registered and sold further to the Registration Statement.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1
January 30, 2025

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	NeOnc Technologies Holdings, Inc.

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